Exhibit 12.1

Ratio of Earnings to Fixed Charges

						Six Months Ended
	1999	2000	2001	2002	2003	6/30/2004
Earnings:
Income before income taxes	$10,585	$12,724	$9,979	$10,143	$(9,164)	$(11,485)
Cumulative effect of acctg changes	—	—	—	—	—	—
Fixed charges (exc capitalized interest):
Interest expense	1,671	793	455	528	1,093	995
Amortization of debt costs	136	136	129	122	127	80
Operating lease interest	162	160	181	130	218	159

Total earnings	12,554	13,813	10,744	10,924	(7,726)	(10,251)

Fixed Charges:
Interest expense	1,671	793	455	528	1,093	995
Amortization of debt issuance costs	136	136	129	122	127	80
Capitalized interest costs	—	—	—	—	—	—
Operating lease interest	162	160	181	130	218	159

Total fixed charges	1,969	1,089	765	781	1,438	1,234

Ratio of earnings to fixed charges	6.38	12.68	14.05	14.00	(5.37)	(8.31)